

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 3, 2017

Wensheng Huang
Secretary to the Board of Directors
China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
People's Republic of China

  **Re: China Petroleum & Chemical Corporation
    Form 20-F for Fiscal Year Ended December 31, 2015
    Filed April 20, 2016
    Response Letter Dated December 15, 2016
    File No. 1-15138**

Dear Mr. Huang:

  We have reviewed your December 15, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 28, 2016 letter.

Form 20-F for Fiscal Year Ended December 31, 2015

Risk Factors, page 10

We rely heavily on outside suppliers for crude oil…, page 11
It is possible that the current or future activities of our ultimate controlling shareholder, Sinopec Group Company, or its affiliates in or with certain countries that are the subject of economic sanctions…., page 15

1. In your letter to us dated July 17, 2013, you described contacts with Sudan, and you stated that you had no contacts with Syria. As you are aware, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject

to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your July 17, 2013 letter, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements, including through subsidiaries Unipec and Sinopec Shanghai Petrochemical Co. Ltd. We are aware of recent news articles reporting that subsidiary Sinopec International Petroleum Exploration and Production Corp. brought back 263 employees since the beginning of the year because projects it had acquired in Syria and two other countries did not perform as anticipated; and that you are one of the two biggest oil producers in Sudan. You should describe any products, components, technologies or services you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

3. Please tell us whether the representations in your letter dated February 11, 2010 that you maintain separate operations, financing, employees and revenues from controlling shareholder China Petrochemical Corporation (or Sinopec Group), and that there are no shared employees between you and Sinopec Group in connection with activities in sanctioned countries, continue to be correct.

Item 5. Operating and Financial Review and Prospects, page 39

Critical Accounting Policies, page 39

Impairment for Long-Lived Assets, page 40

4. We note your response to prior comment number one and the relationship between prices utilized for purposes of impairment testing and actual prices realized in 2015. Separately, we note the risk factor disclosure that a prolonged period of oil price drop may impact your profit and ability to maintain your long-term investment projects. If it is reasonably likely that known trends or uncertainties regarding prices will have a material effect on

your results of operations, liquidity or capital resources, provide a reasonably detailed discussion and analysis, including, where reasonably practicable, quantification of the impact of current of the current price environment. See Item 5.D of Form 20-F and Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350 and 34-48960.

5. Your response to prior comment five from our letter dated November 28, 2016 does not address whether there were any assets or cash generating units in your exploration and production segment for which you determined that impairment indications were not identified. As requested in our prior comment, if there were any assets or cash generating units in your exploration and production segment for which you concluded that impairment testing was not necessary during 2015, explain to us your basis for reaching such a conclusion, including how you considered the indications in IAS 36, paragraph 12.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-11

Note 1 Principal Activities, Organization and Basis of Presentation

6. In view of the carrying value of assets in your exploration and production segment, the impairment charges recorded in that segment in recent periods, and the relationship between the crude oil and natural gas prices used for purposes of impairment testing and actual prices in 2015, expand the disclosure here or elsewhere to address the requirements of IAS 1, paragraphs 125 through 129. Alternatively, explain to us where this disclosure has already been provided.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources